UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Share capital reduction 2024	2

TELEFÓNICA, S.A. (the "Company"), in compliance with the Securities Market legislation, hereby communicates the following:
OTHER RELEVANT INFORMATION
The Board of Directors of TELEFÓNICA, S.A. at its meeting held today, has resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders’ Meeting held today under item V of its Agenda.

The share capital of TELEFÓNICA, S.A. has been reduced in the amount of 80,296,591 euros, through the cancellation of 80,296,591 own shares of the Company currently held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from de reduction has been set at 5,670,161,554 euros corresponding to 5,670,161,554 shares with a nominal value of one euro each.

The reduction does not entail the return of contributions to the shareholders since the Company is the owner of the cancelled shares. The reduction has been carried out with a charge to unrestricted reserves, through the provision of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 80,296,591 euros), which may only be used in compliance with the same requirements as those established for the reduction of share capital, by application of the provisions of Section 335 c) of the Spanish Companies Act (Ley de Sociedades de Capital). Accordingly, as laid down in such section, the creditors of the Company do not have the right to oppose the reduction mentioned in Section 334 of the Spanish Companies Act in connection with the share capital reduction.

The announcements of the reduction of share capital will be published in the Official Companies Registry Gazette (Boletín Oficial del Registro Mercantil) and in the Company’s corporate website (www.telefonica.com) in the coming days.

Thereafter, the public deed regarding the reduction of share capital and the amendment of the Bylaws will be granted and registered with the Mercantile Registry of Madrid, and the Company will request the exclusion from the accounting register of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. and from official trading on the securities markets.

Madrid, April 12, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 12, 2024	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors